Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Third Quarter Ended

September 30, 2015

(Expressed in United States Dollars, except where noted)

14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Telephone: 303.278.8464    Facsimile: 303.279.3772    Toll Free: 1.877.692.8182    email: atna@atna.com    www.atna.com

INDEX TO

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim condensed consolidated financial statements (“financial statements”) for the third quarter ended September 30, 2015, have been prepared by management and approved by the Audit Committee and Board of Directors and authorized for issuance on November 18, 2015. These financial statements have not been audited or reviewed by the Company’s external auditors. See Note 1, “Subsequent Events, Illiquidity, and Substantial Doubt as to whether there is a Going Concern” for additional qualifications as to the preparation of the Interim Condensed Consolidated Financial Statement.

These financial statements have been prepared by Atna Resources Ltd. (the “Company”) pursuant to International Financial Reporting Standards (“IFRS”). Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to interim reporting standards. The condensed consolidated financial statements have been prepared in United States dollars (“USD” or “$”), except for certain footnote disclosures that are reported in Canadian dollars (“CAD” or “C$”).

These financial statements should be read in conjunction with the annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2014.

Condensed Consolidated Balance Sheets	Page 3

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	Page 4

Condensed Consolidated Statement of Changes in Shareholders’ Equity	Page 5

Condensed Consolidated Statements of Cash Flows	Pages 6-7

Condensed Notes to the Interim Consolidated Financial Statements	Pages 8-34

2

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Reported in US Dollars)

		Unaudited	Audited
		September 30,	December 31,
	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents		$605,300	$2,162,200
Trade receivables		410,300	577,200
Gold inventories	4	12,326,100	17,382,700
Supply inventories		902,100	1,038,300
Prepaids, investments available-for-sale, and other current assets		400,100	620,200
Total current assets		14,643,900	21,780,600

Non-current assets
Property, plant, mine development and mineral interests, net	5	54,489,700	66,166,300
Restricted cash and marketable securities held in surety	6	4,006,900	4,316,000
Stripping activity assets, net	7	3,619,000	3,956,700
Other non-current assets		25,200	25,800

Total assets		$76,784,700	$96,245,400

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$8,168,000	$4,623,300
Asset retirement obligations	8	933,800	868,600
Notes payable	9	19,824,100	1,830,500
Finance leases	10	1,339,900	1,685,100
Other current liabilities		524,400	674,700
Total current liabilities		30,790,200	9,682,200

Non-current liabilities
Notes payable	9	561,100	18,806,000
Finance leases	10	406,800	1,477,800
Asset retirement obligations	8	2,740,900	3,625,200
Other non-current liabilities		-	75,000
Total liabilities		34,499,000	33,666,200

Commitments and Contingencies	11

Shareholders' equity
Share capital (no par value) unlimited shares authorized; issued and outstanding: 210,590,150 at September 30, 2015, and 207,347,362 at December 31, 2014	12	135,232,400	134,992,600
Contributed surplus		9,202,000	9,144,600
Deficit		(101,708,600)	(81,122,000)
Accumulated other comprehensive loss		(440,100)	(436,000)
Total shareholders' equity		42,285,700	62,579,200

Total liabilities and shareholders' equity		$76,784,700	$96,245,400

On behalf of the Board of Directors:

/s/ Paul Zink	/s/ David H. Watkins
Paul H. Zink, Audit Committee Chairman	David H. Watkins, Chairman
November 18, 2015	November 18, 2015

The accompanying notes are an integral part of these consolidated financial statements.

3

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Periods Ended September 30

(Reported in US Dollars, except per share data) (Unaudited)

		Three Months Ended		Nine Months Ended
	Notes	2015	2014	2015	2014
REVENUE
Gold and by-product sales		$9,818,100	$10,085,500	$30,653,500	$30,693,200

EXPENSES
Cost of sales, excluding depreciation	16	10,923,900	8,353,300	29,708,400	25,240,200
Depreciation and amortization	16	1,478,000	2,080,500	5,332,300	5,786,900
Adjust inventory to net realizable value	4 & 16	1,508,600	868,100	6,974,000	1,131,500
General and administrative		688,700	725,100	2,339,800	2,780,600
Depreciation - G&A		10,200	10,900	31,200	121,400
Impairment of long-term assets, net of (recovery)	5	-	-	3,124,100	(75,500)
Exploration expense (recovery)	18	14,200	(230,800)	156,600	297,400
Property maintenance expense	18	-	111,500	-	704,200
Subtotal operating expense		14,623,600	11,918,600	47,666,400	35,986,700

Operating loss		(4,805,500)	(1,833,100)	(17,012,900)	(5,293,500)

OTHER INCOME (EXPENSE)
Interest income		-	600	400	2,300
Interest expense		(1,009,600)	(1,196,400)	(2,980,300)	(3,690,600)
Unrealized gain (loss) on derivatives		-	4,400	-	(14,500)
Loss on asset disposals		(272,400)	-	(705,000)	(299,700)
Gain on sale of investments available-for-sale		-	2,700	-	5,700
Realized gain (loss) on foreign exchange	19	1,700	(1,100)	4,400	2,337,400
Other income		27,000	89,500	106,800	114,900
Subtotal other loss		(1,253,300)	(1,100,300)	(3,573,700)	(1,544,500)
Loss before income tax		(6,058,800)	(2,933,400)	(20,586,600)	(6,838,000)

Income tax expense	11	-	-	-	-
Net loss		$(6,058,800)	$(2,933,400)	$(20,586,600)	$(6,838,000)

COMPREHENSIVE (LOSS) INCOME
Unrealized loss on translating the financials of foreign operations		(1,500)	(9,100)	(4,100)	(16,600)
Reclassification of loss on investments available-for-sale to other income		-	-	-	81,600
Reclassification of realized foreign exchange gains to income	19	-	-	-	(1,543,700)
Other comprehensive loss		(1,500)	(9,100)	(4,100)	(1,478,700)

Comprehensive loss		$(6,060,300)	$(2,942,500)	$(20,590,700)	$(8,316,700)

EARNINGS PER SHARE
Basic loss share	17	$(0.03)	$(0.01)	$(0.10)	$(0.03)
Diluted loss per share	17	$(0.03)	$(0.01)	$(0.10)	$(0.03)

Basic weighted-average shares outstanding		209,955,142	197,719,618	209,141,753	196,355,358
Effect of dilutive securities:
Stock options, convertible debentures, and warrants		-	-	-	-

Diluted weighted-average shares outstanding		209,955,142	197,719,618	209,141,753	196,355,358

The accompanying notes are an integral part of these consolidated financial statements.

4

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the Nine Months Ended September 30

(Reported in US Dollars, unaudited)

					Accumulated
	Share Capital				Other	Total
	Number of			Contributed	Comprehensive	Shareholders'
	Shares	Amount	Deficit	Surplus	Gain (Loss)	Equity

Balances, January 1, 2014	189,922,100	$133,843,300	$(65,761,800)	$7,384,200	$1,044,300	$76,510,000
Share-based compensation	1,282,000	175,500	-	234,800	-	410,300
Exercise of stock options	35,400	5,300	-	(5,300)	-	-
Reclassification of loss available-for-sale to income	-	-	-	-	81,600	81,600
Equity issued as financing, net	15,380,000	903,800	-	922,900	-	1,826,700
Warrants issued for financing	-	-	-	500,800	-	500,800
Foreign exchange (FX) gain reclassified to income and unrealized FX loss	-	-	-	-	(1,560,300)	(1,560,300)
Net loss	-	-	(6,838,000)	-	-	(6,838,000)

Balances, September 30, 2014	206,619,500	$134,927,900	$(72,599,800)	$9,037,400	$(434,400)	$70,931,100

Balances, January 1, 2015	207,347,400	$134,992,600	$(81,122,000)	$9,144,600	$(436,000)	$62,579,200
Share-based compensation	2,672,900	210,000	-	60,900	-	270,900
Exercise of stock options	38,100	3,500	-	(3,500)	-	-
Shares issued for consulting services	531,800	26,300	-	-	-	26,300
Unrealized foreign exchange loss	-	-	-	-	(4,100)	(4,100)
Net loss	-	-	(20,586,600)	-	-	(20,586,600)

Balances, September 30, 2015	210,590,200	$135,232,400	$(101,708,600)	$9,202,000	$(440,100)	$42,285,700

The accompanying notes are an integral part of these consolidated financial statements.

5

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Periods Ended September 30

(Reported in US Dollars, unaudited)

		Three Months Ended		Nine Months Ended
	Notes	2015	2014	2015	2014
Cash flows from operating activities:
Net loss		$(6,058,800)	$(2,933,400)	$(20,586,600)	$(6,838,000)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:
Depreciation - G&A		10,200	10,900	31,200	121,400
Depreciation and amortization - cost of sales	16	1,478,000	2,080,500	5,332,300	5,786,900
Adjust inventory to net realizable value	16	1,508,600	868,100	6,974,000	1,131,500
Amortization and accretion of discounts for notes	9	399,500	421,000	1,136,200	1,084,600
Unrealized (gain) loss on derivatives		-	(4,400)	-	14,500
Deferred income tax expense	11	-	-	-	-
Share-based compensation expense	14	114,200	124,400	297,100	410,300
Accretion of asset retirement obligation	8	112,400	110,900	337,100	332,600
Gain on sales of investments available-for-sale		-	(2,700)	-	(5,700)
Loss on asset disposals and exchanges		272,400	-	705,000	299,700
Impairment of long-term assets, net of (recovery)		-	-	3,124,100	(75,500)
Realized gain on foreign exchange	19	-	-	-	(2,340,000)
Changes in operating assets and liabilities:
Decrease (increase) in inventories		3,063,800	922,700	2,409,300	(83,200)
Decrease (increase) in accounts receivable		775,300	112,600	156,500	(8,000)
(Increase) decrease in prepaid and other assets		(38,800)	678,300	215,500	1,848,100
(Decrease) increase in accounts payable and accrued liabilities		(617,500)	359,100	2,292,600	(1,015,400)
Decrease in asset retirement obligations	8	(686,600)	(75,100)	(1,156,200)	(276,900)
Total adjustments		6,391,500	5,606,300	21,854,700	7,224,900

Net cash and cash equivalents provided by operating activities		332,700	2,672,900	1,268,100	386,900

Cash flows from investing activities:
Purchases and development of property and equipment		(351,600)	(3,683,700)	(980,400)	(5,615,600)
Additions of stripping activity assets		-	-	-	(699,400)
(Increase) decrease in restricted cash		-	(700)	309,100	3,700
Proceeds from sale of investments available-for-sale		-	2,700	-	140,600
Proceeds from sale of property and equipment		600,100	-	782,100	885,500

Net cash and cash equivalents provided by (used in) investing activities		248,500	(3,681,700)	110,800	(5,285,200)

Cash flows from financing activities:
Loan funding net of discount	9	-	-	-	21,304,800
Stock issuance net of financing fees		-	1,826,700	-	1,826,700
Repayments of notes payable, net of fees and foreign exchange gain	9	(443,600)	(410,600)	(1,516,200)	(16,648,200)
Repayments of finance lease obligations	10	(635,400)	(434,500)	(1,416,200)	(1,714,300)

Net cash and cash equivalents (used in) provided by financing activities		(1,079,000)	981,600	(2,932,400)	4,769,000

Effect of exchange rate changes on cash and cash equivalents		(300)	(13,500)	(3,400)	(16,600)
Net decrease in cash and cash equivalents		(498,100)	(40,700)	(1,556,900)	(145,900)
Cash and cash equivalents, beginning of period		1,103,400	684,700	2,162,200	789,900

Cash and cash equivalents, end of period		$605,300	$644,000	$605,300	$644,000

The accompanying notes are an integral part of these consolidated financial statements.

6

ATNA RESOURCES LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

For the Periods Ended September 30

(Reported in US Dollars, unaudited)

	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014
Supplemental disclosures of cash flow information:

1. Interest paid	$497,700	$669,900	$1,507,100	$2,301,600

Supplemental disclosures of noncash activity:

1. Notes payable for mining equipment	$-	$-	$128,700	$978,100

The accompanying notes are an integral part of these consolidated financial statements.

7

ATNA RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.	Subsequent Events, Illiquidity, and Substantial Doubt as to whether there is a Going Concern:

Due to operational issues since the start of the fourth quarter 2015 at the Pinson Underground mine, cash flows lessened, and the Company has become illiquid. As of September 30, 2015, the Company had negative net working capital, current assets less current liabilities, of ($16.1) million. $19.1 million of debt is or was due on January 31, 2016 under the Company’s principal credit agreement, and this debt must be refinanced or restructured. Due to its ongoing liquidity issues, the Company failed to meet certain financial obligations and liabilities in November 2015. The Company has, without success, been and is in the process of seeking additional liquidity from the refinancing or restructuring of debt, issuance of equity; new lines of credit; asset sales; merger; amalgamation; and by combinations of these. There is substantial doubt whether one or more of these financing activities will be successful. Consequently, the Company has commenced a reorganization process under Chapter 11 of Title 11 of the U.S. Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Colorado (the “Bankruptcy Proceedings”).

The Company’s illiquidity and Bankruptcy Proceedings noted above, and continuing weak market conditions affecting its ability to raise financing, sell assets and/or engage in mergers or amalgamations raise substantial doubt about the Company’s ability to continue as a going concern. The Company is dependent on the outcome of the Bankruptcy Proceedings, and will require additional financing in order to complete the restructuring of its various debt obligations and to fund required capital expenditures.

The accompanying Unaudited Interim Condensed Consolidated Financial Statements and these related notes have been prepared assuming that the Company will continue as a going concern, although, as stated above, this is in substantial doubt. It is contingent upon the Company completing the necessary steps to restructure its existing debt obligations and obtain court approval of a plan of compromise and arrangement, as wells as, among other things, management’s ability to successfully implement such a plan. Further, any plan of compromise and arrangement could materially change the amounts and classification of assets and liabilities reported in these consolidated financial statements. Accordingly, the financial statements and related notes do not include any adjustments related to the recoverability and classification of recorded assets or to the amounts and classification of liabilities or any other adjustments that would be required should the Company be unable to continue as a going concern.

2.	Nature of operations:

Atna Resources Ltd. was incorporated in British Columbia in 1984. The corporate-management office is located in Golden, Colorado. References to “Atna Resources,” “Atna,” and the “Company,” all mean Atna Resources Ltd. inclusive of all the wholly-owned and majority-owned subsidiaries of Atna Resources Ltd., or any one or more of them, as the context requires.

The Company is involved in all phases of the mining business including exploration, preparation of feasibility studies, permitting, construction, development, operation and reclamation of mining properties. The Company’s business model is principally one of developing and operating precious-metal mines in North America. The Company conducts a portion of its mineral exploration activities through joint arrangements with other companies.

As of September 30, 2015, the Company had cash and trade receivables of $1.0 million and total assets of $77.0 million.

8

The Company is operating the Pinson Underground gold mine (“Pinson Underground”) near Winnemucca, Nevada, which re-commenced production in June 2014. Pinson Underground remains in a ramp-up mode, although certain operating issues limited production in the third quarter of 2015. (Please see “Management Discussion and Analysis for a discussion of recent events and expectations.) Approximately 11,600 tons of gold ores were mined at Pinson Underground in the third quarter of 2015. Pinson shipped ores containing 4,760 ounces in the third quarter and was paid for the equivalent of approximately 3,300 ounces of gold at an average gold price of $1,101 per ounce.

The Company is operating the Briggs mine (“Briggs”) located in Inyo County, California. Mining operations at Briggs were discontinued in July 2015, while processing operations to recover gold inventory contained in leach pads and process plants are ongoing. Briggs produced and sold approximately 5,510 ounces of gold during the third quarter 2015, at an average gold price of $1,121 per ounce.

Development properties include the Mag Pit project at Pinson, located adjacent to the Pinson Underground and the Columbia gold project located near Lincoln, Montana. No work was conducted on either the Mag Pit or the Columbia projects in the third quarter 2015.

The Company holds certain exploration-stage properties in Canada and in the United States (“US”).

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Ongoing work consists of the monitoring and treatment of water. Work commenced on a final closure Environmental Impact Study (EIS) that was publically issued for comment in Draft form in September 2015. Final comments are due November 9, 2015.

3.	Accounting policies:

Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standard 34 ‘Interim financial reporting’ (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted in these interim financial statements are consistent with the accounting policies adopted in the Company’s consolidated financial statements for the years ended December 31, 2014 and 2013, and as such, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the years ended December 31, 2014 and 2013. These interim condensed consolidated financial statements were approved for issuance on November 18, 2015 by the Board of Directors.

Consolidation principles

The Company’s consolidated financial statements include the accounts of Atna and its consolidated subsidiaries. Atna’s wholly-owned subsidiaries are: Canyon Resources Corporation (“Canyon”); Atna Resources, Inc. (“Pinson”); CR Briggs Corporation (“Briggs”); CR Kendall Corporation (“Kendall”); Horizon Wyoming Uranium Inc., and CR Montana Corporation. All intercompany balances and transactions have been eliminated in the condensed consolidated financial statements. The Company consolidates subsidiaries where it has control. Control is achieved when the Company has the ability to exercise significant control over the decisions of the entity through voting rights or other agreements.

Joint Arrangements: A joint arrangement is a business agreement between parties to develop or operate a specific project or business for the mutual benefit of the parties; sharing in investments, profits, and risks. The parties to the joint arrangement exercise joint control, based on the terms of the agreement, over the entity (a “joint venture”) or over assets and obligations (a “joint operation”). Joint ventures are accounted for using the equity method of accounting. Joint operations recognize assets, liabilities, revenues and expenses in relation to their interests in the joint operation.

9

Segment Reporting

The Company currently operates as three business segments; two producing properties and all other operations. Management reviews the operating results, assesses performance and makes capital allocation decisions for each of these business segments at an operating unit level. Therefore, these operating units are operating segments for financial reporting purposes.

The Company evaluates each business segment based on a number of measures including production levels and revenues, cash flows, total segment expenses, unit production costs, and operating income before tax. Income tax, corporate income and expenses, corporate financings, and gains/losses on derivatives are managed on a consolidated basis and are included in the “All Other” segment.

The following two tables present revenue and profit (loss) information for the Company’s operating segments for the three and nine months ended September 30, 2015 and 2014, respectively. In 2014, the Pinson Underground mine was on care-and-maintenance until June of 2014, however in the first quarter of 2014, it recognized a foreign exchange gain realized when a loan tied to its purchase and development was refinanced and paid-off. This foreign exchange gain led to “income before income tax” included in the results below for the Pinson segment.

	Three Months Ended September 30, 2015				Nine Months Ended September 30, 2015
	Briggs	Pinson	All Other	Consolidated	Briggs	Pinson	All Other	Consolidated
Revenue
Gold and by-product sales	$6,199,100	$3,619,000	$-	$9,818,100	$20,186,900	$10,466,600	$-	$30,653,500
Gold ounces sold	5,510	3,296	-	8,806	17,041	8,963	-	26,004
Average gold price received	$1,121	$1,101	$-	$1,113	$1,180	$1,168	$-	$1,175

Results
Cost of sales, excluding depreciation	6,097,200	4,826,700	-	10,923,900	18,347,700	11,360,700	-	29,708,400
Depreciation and amortization, cost of sales	499,700	978,300	-	1,478,000	2,563,800	2,768,500	-	5,332,300
Adjust inventory to net realizable value	1,486,500	22,100	-	1,508,600	6,821,300	152,700	-	6,974,000
Impairment and writeoffs of non-current assets	-	-	-	-	3,124,100	-	-	3,124,100
Other expense	387,700	28,500	1,550,200	1,966,400	1,084,300	154,600	4,862,400	6,101,300
Loss before income tax	$(2,272,000)	$(2,236,600)	$(1,550,200)	$(6,058,800)	$(11,754,300)	$(3,969,900)	$(4,862,400)	$(20,586,600)

	Three Months Ended September 30, 2014				NIne Months Ended September 30, 2014
	Briggs	Pinson	All Other	Consolidated	Briggs	Pinson	All Other	Consolidated
Revenue
Gold and by-product sales	$9,396,500	$689,000	$-	$10,085,500	$29,918,900	$774,300	$-	$30,693,200
Gold ounces sold	7,275	529	$-	7,804	23,275	595	$-	23,870
Average gold price received	$1,285	$1,302	$-	$-	$1,278	$1,302	$-	$1,275

Results
Cost of sales, excluding depreciation	7,629,800	723,500	-	8,353,300	24,497,100	743,100	-	25,240,200
Depreciation and amortization, cost of sales	1,987,800	92,800	-	2,080,600	5,694,100	92,800	-	5,786,900
Adjust inventory to net realizable value	868,100	-	-	868,100	1,131,500	-	-	1,131,500
Other expense (income)	129,100	(180,800)	1,768,600	1,716,900	867,300	(926,400)	5,431,700	5,372,600
(Loss) income before income tax	$(1,218,300)	$53,500	$(1,768,600)	$(2,933,400)	$(2,271,100)	$864,800	$(5,431,700)	$(6,838,000)

The following table presents assets and liabilities information for the Company’s operating segments as at September 30, 2015 and December 31, 2014, respectively.

10

	Briggs	Pinson	All Other	Consolidated
Assets
As at September 30, 2015	$28,917,800	$34,594,700	$13,272,200	$76,784,700
As at December 31, 2014	$46,015,000	$35,003,800	$15,226,600	$96,245,400

Liabilities
As at September 30, 2015	$8,149,600	$6,426,200	$19,923,200	$34,499,000
As at December 31, 2014	$12,802,200	$1,902,500	$18,961,500	$33,666,200

The following table presents the cash flow information for the Company’s operating segments for the three and nine months ended September 30, 2015 and 2014, respectively.

	Three Months Ended September 30, 2015				Nine Months Ended September 30, 2015
	Briggs	Pinson	All Other	Consolidated	Briggs	Pinson	All Other	Consolidated
Net cash and cash equivalents provided by (used in) operating activities	$670,900	$888,600	$(1,226,800)	$332,700	$2,091,100	$2,556,400	$(3,379,400)	$1,268,100
Net cash and cash equivalents provided by (used in) investing activities	522,200	(273,700)	-	248,500	713,300	(961,600)	359,100	110,800
Net cash and cash equivalents used in financing activities	(1,044,800)	(29,400)	(4,800)	(1,079,000)	(2,835,000)	(85,600)	(11,800)	(2,932,400)
Effect of exchange rate changes on cash and cash equivalents	-	-	(300)	(300)	-	-	(3,400)	(3,400)
Net increase (decrease) in cash and cash equivalents	$148,300	$585,500	$(1,231,900)	$(498,100)	$(30,600)	$1,509,200	$(3,035,500)	$(1,556,900)

	Three Months Ended September 30, 2014				Nine Months Ended September 30, 2014
	Briggs	Pinson	All Other	Consolidated	Briggs	Pinson	All Other	Consolidated
Net cash and cash equivalents provided by (used in) operating activities	$3,679,600	$507,500	$(1,514,200)	$2,672,900	$6,615,900	$(1,713,200)	$(4,515,800)	$386,900
Net cash and cash equivalents (used in) provided by investing activities	(3,427,800)	(256,700)	2,800	(3,681,700)	(5,998,300)	123,300	589,800	(5,285,200)
Net cash and cash equivalents (used in) provided by financing activities	(816,400)	(25,400)	1,823,400	981,600	(2,255,500)	(465,500)	7,490,000	4,769,000
Effect of exchange rate changes on cash and cash equivalents	-	-	(13,500)	(13,500)	-	-	(16,600)	(16,600)
Net (decrease) increase in cash and cash equivalents	$(564,600)	$225,400	$298,500	$(40,700)	$(1,637,900)	$(2,055,400)	$3,547,400	$(145,900)

Management estimates, assumptions, and judgments

Management is required to make estimates and judgments that affect the amounts reported in the consolidated financial statements and related disclosures. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates and judgments in future periods could be significant. There was a pervasive underlying assumption that Atna was a going concern; and estimates, judgments, and valuations may change substantially in the absence of that assumption in future periods.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves and the portion of mineral resources expected to be converted to reserves that are the basis for future cash flow estimates and units-of-production amortization; distinguishing deferred stripping costs related to development and production from routine mining costs; future cash flow estimates and costs affecting net-realizable-values of inventory, long-term asset impairments and reversal of previously recognized impairments, and liquidity; the recoverability and timing of gold production from the heap leach process affecting gold inventories; costs to complete in-process inventories and the stage of completion of those inventories; the use of quarter-end gold prices in the determination of estimated future net realizable value of inventory, environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; future profitability affecting deferred tax assets and liabilities; useful lives of assets; asset depreciation and amortization rates; and provisions for legal cases and governmental penalties.

11

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include: capitalization and impairment of exploration, technical and feasibility studies, development expenditures, and other long-term asset expenditures; recognition of deferred tax assets; the determination of contingent liabilities; determination of commencement of commercial production; classification of financial instruments; determination of functional currencies and foreign exchange gains and losses within income; and timing of revenue recognition.

Prior period reclassifications

Certain prior period items have been reclassified in the consolidated financial statements to conform to the current presentation. These reclassifications have been deemed immaterial to the presentation.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Carrying amounts approximate fair value based on the short-term maturity of the instruments.

Inventories

Inventory includes recoverable and payable gold in stockpiled ores, in ores being processed on a leach pad, in the processing plant, at third-party processing plants, and at a third-party refinery. The Company’s inventories are recorded at the lower of weighted average cost or net realizable value less estimated costs of completion. The weighted average cost of all gold inventories include direct production costs, applicable overhead and depreciation, depletion and amortization incurred to bring the gold to its current point in the production cycle. General and administrative costs are not included in inventory.

Adjustments to net realizable value are reported in current period costs, i.e., to expense if for a commercial operation and to capital if for a project under development. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost of the inventory or current net realizable value less estimated costs of completion. Due to the change in the weighted average cost resident in inventory, the value of the reversal may differ from that of the write-down.

Recoverable gold ounces are calculated by multiplying the estimated future recovery-rate by the contained ounces of gold. When inventory is to be processed by a third-party, payable gold ounces are calculated by multiplying the estimated future payable-rate by the contained ounces of gold. The payable-rate is the contractual percentage of gold due the Company from the processor, net of any recovery-loss.

Ore stockpiled represents mined gold ores that are awaiting sale or processing, either onsite at a Company-owned process facility or offsite at a third-party processing facility. Gold ore that is currently being treated on a leach pad and in processing plants represents in-process inventory. Doré bars at processing plants and refineries and refined gold represent finished goods inventory. Contained recoverable and payable gold ounces are saleable as ore, doré, or refined gold, and in all cases are removed from inventory when title passes to a buyer.

Supply inventories consist mostly of equipment-parts, fuel, lubricants, and reagents to be consumed in mining and ore processing activities. Supply inventories are presented separately within current assets.

12

Exploration and property-maintenance expenditures

Exploration relates to locating, evaluating, and defining what may develop into mineral resources. Exploration drilling and related modeling and technical studies are expensed unless management determines that such work has a reasonable probability of producing future economic benefits. Facts and circumstances for each exploration program and study are used to determine whether exploration expenditures are to be capitalized. Principal reliance has been placed in past cases upon whether the exploration was within the same general vicinity as proven and probable reserves and upon whether the exploration expenditures related principally to a feasibility or geological study expected to have a positive outcome. Our assessment of probability has been based on the following factors, among others: the results of pre-feasibility studies and scoping studies assessing the economic potential of the mineral resources; results from previous drilling programs; results of geological modeling, the proximity to mineral trends or other resources or reserves; and the extent to which ore-grades, ore-characteristics, and deposit-boundaries are being clarified and further defined by such work. Capitalized exploration would be classified as an investing activity in the statement of cash flows. Note 18 presents comparative exploration and property-maintenance expenditures.

Capitalized development costs

Costs incurred to prepare a property for production that are probable of having future economic benefits are capitalized as development. Property acquisition costs and drilling and assessment costs to develop mineral resources and reserves within existing mine areas are classified as development costs and capitalized. Such capitalized development costs include: infill drilling and sampling; detailed geological and geo-statistical modeling; and positive feasibility studies. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.

When a new mine is developed and first commences operations, operating costs and any revenues are also capitalized as development until ‘commercial production’ levels are achieved. Criteria considered in judging whether a mine is capable of operating in the manner intended by management and whether a mine has attained ‘commercial production’, include, but are not limited to, the following:

•	the unique nature and complexity of each project;
•	whether all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
•	the completion of a reasonable period of testing of equipment and productive processes;
•	whether the mine or processing facilities have reached and can sustain a pre-determined percentage of productive capacity;
•	mineral extraction and mineral recoveries are at or near the expected production levels;
•	the ability to sustain ongoing production, both functionally and economically, typically judged by achieving pre-determined productivity targets; and
•	the ability to produce minerals in saleable form, meeting quality or concentrate specifications.

Development, including deferred stripping for an open pit mine and primary ramp and access development in an underground mine, is depreciated using the units-of-production (“UOP”) method. Development assets are depreciated over the tons of ore mined or over the ounces of gold produced relative to the reserves and resources for which access has been improved, as deemed most appropriate in the circumstances. Depreciation does not commence until commercial production is achieved by the related mining asset. Depreciation is calculated based on asset values net of any impairment.

Deferred Stripping Costs for Open Pit Mines: The costs of removing barren waste rock during the pre-production phase of mine development are considered development costs. Pre-production stripping costs are capitalized in property, plant, mine development and mineral interests. Related cash flows are included in investing activities.

13

Stripping Activity Assets for Open Pit Mines: The costs of removing barren waste rock during the production phase of mining are included in the costs of inventory produced in the period in which they are incurred, except when three conditions are met: (1) it is probable that the stripping activity will have a future economic benefit, (2) the component of an ore body for which access has been improved has been identified, and (3) the costs related to the improved access to that component can be measured reliably. Costs meeting these three criteria are capitalized as “stripping activity assets.” Stripping activity assets are amortized using the UOP method, based on the estimated reserve and resource tons in the newly benefited area, usually a lower section of a specific pit. This amortization of stripping activity assets is assigned to inventory and flows though cost of sales as a cash operating cost as the inventory is reduced. Cash outflows related to stripping activity assets are included in investing activities.

Impairment evaluations

Producing mines, development and property costs, capitalized exploration, intangible assets and any other significant long-lived non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The assets are grouped at the lowest levels of separately identifiable cash flows (cash generating unit, “CGU”) for measuring recoverable amounts. The CGU’s have been determined to be each mine and project, so long as each is operationally independent of the others. The recoverable amount is the higher of an asset’s estimated fair value less selling costs and estimated value-in-use. The value-in-use is the present value of the expected future cash flows of the CGU. Impairment is recognized in the statement of operations in the amount that the asset’s net carrying cost exceeds its estimated recoverable amount. Impairments are reversed if the conditions that gave rise to the impairment are no longer present and the assets are no longer impaired as a result. See Note 5 regarding impairments and reversals of impairments recognized.

Non-current liabilities

Long-term debt instruments are recorded at amortized cost, net of debt issuance costs incurred and net of amortization of these issuance costs. Debt issuance costs are deferred and amortized using the effective interest rate method.

Asset retirement obligations

Asset retirement obligations (“AROs”) are recognized at the time of environmental disturbance in amounts equal to the discounted value of expected future reclamation cash outflows. The discount rate is updated annually at the reporting date to an estimated current market-based rate considering the timing and risks specific to the liability. The estimated future costs are based primarily upon existing environmental and regulatory requirements of the various jurisdictions in which we operate. Cash expenditures for environmental remediation and closure are charged as incurred against the liability. When the liability is increased, an asset is also recognized if the related disturbances have a future benefit. If the liability is increased for a property that is already closed or if the related disturbance is not expected to have a future benefit, an expense provision is recognized. If the liability is decreased for a property that is already closed or for a property that has been fully depreciated, then an income recovery provision is recognized.

Financial instruments

Held-to-maturity investments, receivables, loans, and other financial instruments are measured at amortized cost. Held-for-trading or held-for-sale financial instruments are measured at fair value. Derivative financial instruments are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore has not employed hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, assumptions and judgments are required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

14

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values of financial instruments as of:

			September 30, 2015		December 31, 2014
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$605,300	$605,300	$2,162,200	$2,162,200
Restricted cash	Loans and receivable	1	4,006,900	4,006,900	4,316,000	4,316,000
Total financial assets			$4,612,200	$4,612,200	$6,478,200	$6,478,200

Financial liabilities:
Accounts payable and other liabilities	At amortized cost	N/A	$8,692,400	$8,692,400	$5,298,000	$5,298,000
Notes payable	At amortized cost	2	20,947,500	20,385,200	21,483,600	20,636,500
Finance leases	At amortized cost	N/A	1,746,700	1,746,700	3,162,900	3,162,900
Total financial liabilities			$31,386,600	$30,824,300	$29,944,500	$29,097,400

The Level 2 fair value estimates for notes payable are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

Warrants

The value of warrants issued by the Company is a non-recurring, fair value estimate determined using Level 3 inputs.

In the first quarter of 2014, as described in Notes 9 and 13, the Company issued 10,000,000 common-share purchase-warrants with an exercise price of C$0.25 per common share for a three-year term in conjunction with a debt financing. The warrants were determined to have a non-recurring fair value of $0.5 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 60 percent, and a risk-free rate of 1.21 percent. In November 2014, all of the 10,000,000 warrants were cancelled, without further accounting recognition.

Also in 2014, as described in Note 13, the Company issued 15,380,000 common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term in conjunction with a private placement of stock. The warrants were determined to have a non-recurring fair value of $0.9 million; determined using a Black-Scholes model using the Company’s share price at issuance, an expected life of three years, expected volatility of 53.4%, and a risk-free rate of .98 percent. In November 2014, 9,453,991 of these warrants were cancelled, without further accounting recognition.

15

Non-financial liabilities

The following table presents the Company’s non-financial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of the dates indicated.

	September 30, 2015			December 31, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$3,674,700	$-	$-	$4,493,800

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and estimated future inflation to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included with the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates for AROs. See Note 8 for additional information about the AROs and the ARO roll-forward.

Revenue recognition

Revenues are recognized when title and risk of ownership pass to the buyer, which is determined by contract; the price is fixed or determinable; and collection is reasonably assured.

Briggs produces gold and silver in doré form and ships the doré to a refinery for further processing, after which the refined gold and silver are sold. For a financing fee, Briggs can sell the precious metals immediately after acceptance by the refinery.

Pinson Underground sells gold ore. Ore sales are recognized as operating revenues upon delivery to the buyer.

Share based compensation

In order to conserve cash and to better align the objectives of employees and directors with those of other shareholders, cash compensation has been augmented or replaced with payments made using the Company’s shares under the Company’s Stock Option and Restricted Stock Unit Plans (see Note 14). Common shares and common share options may be granted to executives, employees, consultants and directors. Share-based compensation is recorded as a general and administrative expense with a corresponding increase in Contributed surplus.

Share-based compensation expense is based on the fair value of the shares and options at the time of grant, adjusted for estimated future forfeitures based on historical data. Share-based compensation expense is recognized over the estimated vesting periods of the respective securities. The expense is adjusted quarterly based on actual forfeitures. Consideration paid to the Company upon exercise of options is credited to Share capital.

Income taxes

Income taxes comprise the provision for or recovery of taxes paid and payable in the future. Deferred income tax assets and liabilities are computed using income tax rates in effect when the temporary differences are expected to reverse. The effect on the future tax assets and liabilities of a change in tax rates is recognized in the period of rate change. The provision for or the recovery of future taxes is based on the changes in future tax assets and liabilities during the period. Estimated future income tax assets are adjusted to amounts that are judged more likely than not to be realized.

16

Foreign currency translation

The Company operates primarily in the US. The functional currency of the Company’s US subsidiaries is USD and the functional currency of Atna Resources Ltd. is CAD. As such, foreign currency translation for financial reporting purposes is only required for Atna Resources Ltd. The carrying value of assets and liabilities are translated to US dollars at the rate of exchange prevailing at the balance sheet date. Equity is translated at historic rates. Revenue and expense items are translated at the average rate of exchange during the period. The resulting translation gains or losses are normally included as a separate component of other comprehensive income (loss). See Note 19 regarding realization of a translation gain upon settlement of loans denominated in CAD in the first quarter of 2014.

Recently issued Financial Accounting Standards and their impact upon the Company

The Company reviewed recently issued financial accounting standards and either adopted them in prior periods, or concluded that they are unlikely to have any impact upon the Company.

4.	Gold inventories:

Gold inventories are carried at the lower of weighted-average fully-burdened cost or net realizable value less estimated costs of completion. The weighted-average fully-burdened cost is a measure inclusive of depreciation, stripping amortization, and other non-cash costs, consistent with IFRS. The lower of fully-burdened cost or net-realizable-value adjustment is a non-cash revaluation determined by comparing the then current market price of gold to an estimated fully-burdened weighted average cost to complete the inventory for sale. Write-downs of inventory still on hand are reversed in the event that there is a subsequent increase in net realizable value. Reversals adjust the inventory valuation to the lower of the updated weighted average cost-to-complete the inventory or current net realizable value, and due to changes in the updated valuations, the absolute value of the reversal may differ to that of the write-down. Estimated fair values as of September 30, 2015 and December 31, 2014 were based on Level 1 and Level 3 inputs, respectively, the spot gold price and the estimated cost-to-complete the inventory.

At September 30, 2015, the London p.m. fix price was $1,114 per ounce of gold, and as Briggs’ and Pinson’s weighted average costs per ounce were greater than the estimated net realizable value less full cost-of-completion, a $1.5 million write-down was recognized in the third quarter 2015. Cumulatively at September 30, 2015, a $6.2 million valuation allowance remained within inventory. $1.9 million of valuation allowances flowed through cost of sales as a reduction in depreciation expense in the third quarter of 2015.

At June 30, 2015, the London p.m. fix price was $1,171 per ounce of gold, and as Briggs’ and Pinson’s weighted average costs per ounce were greater than the estimated net realizable value less cost of completion, a $3.0 million write-down was recognized in the second quarter 2015. Cumulatively at June 30, 2015, a $6.6 million valuation allowance remained within inventory. $1.4 million of valuation allowances flowed through cost of sales as a reduction in depreciation expense in the second quarter of 2015.

At March 31, 2015, the London p.m. fix price was $1,187 per ounce of gold, and as Briggs’ and Pinson’s weighted average cost per ounce were greater than the estimated net realizable value less costs of completion, a $2.5 million write-down was recognized in the first quarter 2015. $1.3 million of valuation allowances flowed through cost of sales as a reduction in depreciation expense in the first quarter of 2015.

Gold inventory levels are shown below as of the indicated dates.

17

	September 30,	December 31,
	2015	2014
Ore stockpile - Briggs	$-	$1,210,900
Ore stockpile - Pinson	47,300	692,600
Leach pad - Briggs	9,817,400	13,381,600
Process plant and refinery - Briggs	8,640,300	5,925,900
Allowance for adjustments to net realizable value	(6,178,900)	(3,828,300)
Total gold inventories	$12,326,100	$17,382,700

5.	Property, plant, mine development, and mineral interests, net:

	As of September 30, 2015

	Depreciation
	Method	Briggs	Pinson	Columbia	Other	Totals
Buildings and equipment	1 - 5 Years SL
Asset Value at Cost		35,086,200	5,457,400	-	225,200	40,768,800
Accumulated Depreciation		(26,074,100)	(4,322,200)	-	(187,500)	(30,583,800)
Impairment Allowance		(969,300)	-	-	-	(969,300)
Net Book Value		8,042,800	1,135,200	-	37,700	9,215,700

Mine development	UOP
Asset Value at Cost		9,441,800	12,715,200	-	-	22,157,000
Accumulated Depreciation		(8,197,800)	(925,900)	-	-	(9,123,700)
Impairment Allowance		(185,200)	(3,352,200)	-	-	(3,537,400)
Net Book Value		1,058,800	8,437,100	-	-	9,495,900

Deferred stripping	UOP
Asset Value at Cost		3,947,400	-	-	-	3,947,400
Accumulated Depreciation		(3,265,200)	-	-	-	(3,265,200)
Net Book Value		682,200	-	-	-	682,200

Mineral Interests	UOP
Asset Value at Cost		5,792,400	26,400,300	9,081,400	3,220,100	44,494,200
Accumulated Depreciation		(4,741,500)	(2,631,700)	-	-	(7,373,200)
Impairment Allowance		(58,300)	-	-	(2,272,400)	(2,330,700)
Net Book Value		992,600	23,768,600	9,081,400	947,700	34,790,300

Asset retirement cost
Asset Value at Cost	UOP	-	340,300	-	-	340,300
Accumulated Depreciation		-	(34,700)	-	-	(34,700)
Net Book Value		-	305,600	-	-	305,600

Totals
Asset Value at Cost		54,267,800	44,913,200	9,081,400	3,445,300	111,707,700
Accumulated Depreciation		(42,278,600)	(7,914,500)	-	(187,500)	(50,380,600)
Impairment Allowance		(1,212,800)	(3,352,200)	-	(2,272,400)	(6,837,400)
Net Book Value		10,776,400	33,646,500	9,081,400	985,400	54,489,700

18

	As of December 31, 2014

	Depreciation
	Method	Briggs	Pinson	Columbia	Other	Totals
Buildings and equipment	1 - 5 Years SL
Asset Value at Cost		41,814,900	2,377,800	-	225,200	44,417,900
Accumulated Depreciation		(27,883,200)	(1,558,100)	-	(156,200)	(29,597,500)
Impairment Allowance		-	-	-	-	-
Net Book Value		13,931,700	819,700	-	69,000	14,820,400

Mine development	UOP
Asset Value at Cost		15,678,600	10,735,300	-	-	26,413,900
Accumulated Depreciation		(9,533,300)	(348,000)	-	-	(9,881,300)
Impairment Allowance		(185,200)	(3,352,200)	-	-	(3,537,400)
Net Book Value		5,960,100	7,035,100	-	-	12,995,200

Deferred stripping	UOP
Asset Value at Cost		3,947,400	-	-	-	3,947,400
Accumulated Depreciation		(3,061,700)	-	-	-	(3,061,700)
Impairment Allowance		-	-	-	-	-
Net Book Value		885,700	-	-	-	885,700

Mineral Interests	UOP
Asset Value at Cost		5,792,400	26,400,300	9,081,400	3,259,400	44,533,500
Accumulated Depreciation		(4,446,000)	(621,100)	-	-	(5,067,100)
Impairment Allowance		(58,300)	-	-	(2,274,600)	(2,332,900)
Net Book Value		1,288,100	25,779,200	9,081,400	984,800	37,133,500

Asset retirement cost
Asset Value at Cost	UOP	-	340,300	-	-	340,300
Accumulated Depreciation		-	(8,800)	-	-	(8,800)
Impairment Allowance		-	-	-	-	-
Net Book Value		-	331,500	-	-	331,500

Totals
Asset Value at Cost		67,233,300	39,853,700	9,081,400	3,484,600	119,653,000
Accumulated Depreciation		(44,924,200)	(2,536,000)	-	(156,200)	(47,616,400)
Impairment Allowance		(243,500)	(3,352,200)	-	(2,274,600)	(5,870,300)
Net Book Value		22,065,600	33,965,500	9,081,400	1,053,800	66,166,300

19

A roll-forward of property, plant, mine development, and mineral interests, net, for the nine months ended September 30, 2015 follows.

	Briggs (a)	Pinson (b)
Beginning balance, January 1, 2015	$22,065,600	$33,965,500

Acquisitions and development capitalized	323,300	2,014,700
Depreciation and amortization	(6,706,200)	(2,816,600)
Dispositions	(1,390,100)	(59,900)
Asset Impairments	(2,973,400)	-
Transfers	(542,800)	542,800
Net change in the period	(11,289,200)	(319,000)

Ending balance, September 30, 2015	$10,776,400	$33,646,500

	Columbia (c)	Other (d)	Total
Beginning balance, January 1, 2015	$9,081,400	$1,053,800	$66,166,300

Acquisition/development capitalized	-	(31,400)	2,306,600
Depreciation and amortization	-	(37,000)	(9,559,800)
Asset Impairments	-	-	(2,973,400)
Dispositions	-	-	(1,450,000)
Transfers	-	-	-
Net change in the period	-	(68,400)	(11,676,600)

Ending balance, September 30, 2015	$9,081,400	$985,400	$54,489,700

(a)	Briggs Mine, California:

Briggs is an operating gold mine located on the west side of the Panamint Range near Death Valley, California. Mining operations at Briggs were discontinued in July of 2015, while process operations to recover gold inventory contained in leach pads and plants is ongoing. Remaining book values for mine development and deferred stripping reflect the stripping activity completed toward accessing remaining mineral resources. Briggs commenced commercial production in July 2009. Briggs is not subject to any royalties. Four satellite properties located approximately four miles north of Briggs are included with Briggs in the table above. These satellite properties are known as the Cecil R, Jackson, Mineral Hill, and Suitcase.

(b)	Pinson Underground and Mag Pit projects, Nevada:

The Pinson property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the Getchell Gold Belt where it intersects the north end of the Battle Mountain-Eureka trend. The property includes two projects, the Pinson Underground project and the Mag Pit project. Pinson is subject to net smelter return (“NSR”) royalties to third-parties. The royalties vary by parcel, but average approximately six percent for Pinson Underground and three to six percent for the Mag Pit.

20

Mining re-commenced at the Pinson Underground mine in June 2014, the mine having been on care and maintenance since June 2013. Pinson Underground mining activities remain in a ramp-up mode, although certain operating issues are limiting production in the third quarter of 2015.

An updated resource study, long-term underground mine plan, and a positive pre-feasibility study supporting development of the Mag Pit project were released in October 2014. Active development of the Mag Pit project is dependent on the permitting process and the availability of adequate financing.

(c)	Columbia Property, Montana:

Columbia is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Columbia is held for future development. The patented claims are subject to NSR royalties that range from zero percent to six percent.

(d)	Other Properties and Kendall, a property under reclamation:

Mineral Rights, Montana: The Company owns a package of approximately 836,000 acres of widely distributed fee mineral rights in the western part of the state of Montana. The capitalized basis of these properties was $0.9 million at September 30, 2015 and $1.0 million at December 31, 2014.

Bluebird Prospect, Montana: The Company owns a 100 percent interest in 6 unpatented mining claims (the “Blue Bird Prospect”) in Granite County, Montana located approximately 40 miles southwest of the town of Philipsburg, Montana. The Blue Bird Prospect was initially acquired by the Company in January 2013 by claim-staking. The capitalized basis of the property is $0 at September 30, 2015 and December 31, 2014.

Sand Creek Uranium Joint Arrangement, Wyoming: The capitalized basis of this property was less than $0.1 million at September 30, 2015 and December 31, 2014. In August 2006, the Company and Uranium One Exploration USA Inc, (“Uranium One”) formed the Sand Creek Joint Venture (“Sand Creek JV”) to explore for “roll-front” type uranium deposits. Uranium One is currently earning a 51 percent interest in the “joint operation”. The “joint operation “ controls approximately 9,380 acres of unpatented mineral claims and fee mineral rights near Douglas, Wyoming.

Canadian Properties, Yukon and British Columbia: The capitalized basis of these properties is less than $0.1 million at September 30, 2015 and December 31, 2014. The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The Company obtained the remaining 34.4 percent interest in this property, now owning 100% of the property, after Veris Gold Corp. (aka: Yukon Nevada Gold Corporation) filed bankruptcy and forfeited its interest in a joint venture in 2015. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia. The Company is considering advancing the exploration and development of these projects, and these two properties are also available for joint venture.

CR Kendall Lands, Montana: The Company owns approximately 342 acres of fee simple lands located at Kendall near Lewistown, Montana. The capitalized basis of the property was less than $0.1 million at September 30, 2015 and December 31, 2014.

Impairments and Impairment Allowances for Non-Current Assets:

The balances of impairment allowances are shown in the tables above. In the second quarter of 2015, impairments were recognized for development of the Briggs Main North Pit, depleted in July of 2015, in the amount of $2.0 million and for certain Briggs mining equipment, to be idled and sold, in the amount of $1.0 million. The former is a permanent write-off reducing the carrying cost of the Briggs Main North Pit to nil, and the latter was added to impairment allowances and may be adjusted as redundant equipment is sold.

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6.         Restricted cash and marketable securities held in surety:

Restricted cash and marketable securities to bond and provide surety deposits meeting regulatory obligations consist of the following:

	September 30,	December 31,
	2015	2014
Kendall reclamation property (a)	$2,407,500	$2,417,500
Briggs mine (b)	1,148,100	1,332,100
Columbia property (b)	17,500	21,000
Reward project (b)	-	282,700
Pinson (b)	432,200	235,300
Other properties (b)	1,600	27,400
Total restricted cash - Non-current	$4,006,900	$4,316,000

(a) $2.3 million is held directly by the Montana Department of Environmental Quality (“MDEQ”), and $0.1 million is held in a bank trust benefiting a surety.

(b) Held in a bank trust benefiting a surety. Trustee may invest funds in US Treasury instruments and certificates of deposit.

Collateral deposits, totaling $308,000 related to the Reward and Clover bonds, which properties were sold in 2014, were released to the Company in the first quarter of 2015.

7.         Stripping Activity Assets:

This note addresses the costs of removing waste rock during the production phase of mining from within existing pits and is distinguished from deferred stripping to remove overburden from new pits during development. Please see Note 3 regarding the accounting treatments, but a principal difference is that amortization of stripping activity assets flows through cost of sales as a cash operating cost as inventory is sold instead of flowing through depreciation and amortization as does the amortization of deferred stripping and other development costs. Stripping activity assets are amortized using the UOP amortization method based on the life of the applicable pit.

The following schedule provides a roll-forward of the carrying values for stripping activity assets for the nine months ended September 30, 2015 and twelve months ended December 31, 2014.

	September 30,	December 31,
	2015	2014
Balance, beginning of the period	$3,956,700	$5,425,700
Stripping activity assets added	-	1,108,700
Amortization	(187,000)	(1,752,100)
Impairments / Write-offs	(150,700)	(825,600)
Balance, end of the period	$3,619,000	$3,956,700

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8.         Asset retirement obligations (“ARO”):

An ARO is estimated to be the discounted present value of the estimated future costs required to remediate environmental disturbances. Included in this liability are the costs of closure, reclamation, demolition, and stabilization of the mines, processing plants, infrastructure, leach pads, waste dumps, and post-closure environmental monitoring and water treatment. While the majority of these costs will be incurred near the end of the mines’ lives, certain ongoing reclamation costs will be incurred prior to mine closure. Reclamation expenditures are recorded against the ARO liability as incurred. The ARO estimate is updated at least annually. The liabilities determined at year-end 2014 were based on a discount rate of 10.0 percent and a cost inflation index of 1.32 percent. The schedule for payments to settle the ARO liabilities currently runs through 2030.

Kendall has been closed and engaged in remediation activities. The Kendall ARO of $1.2 million represents the present value of estimated future costs of operating a water treatment system and costs to maintain the property.

The following provides a roll-forward of AROs for all properties for the indicated periods:

	Nine Months Ended	Year Ended
	September 30, 2015	December 31, 2014
Balance, beginning of the period	$4,493,800	$3,721,300
Settlements	(1,156,200)	(358,600)
Accretion expense	337,100	441,600
Change in estimate	-	689,500
Balance, end of the period	3,674,700	4,493,800
Less: asset retirement obligations - current	933,800	868,600

Asset retirement obligations - non-current	$2,740,900	$3,625,200

9.         Notes payable:

The following provides a roll-forward of notes payable for the indicated periods. Notes for equipment financings are included.

	Nine Months Ended	Year Ended
	September 30, 2015	December 31, 2014
Balance, beginning of the period	$20,636,500	$19,006,900
Principal payments	(1,516,200)	(21,982,300)
Notes Issued	128,700	23,557,600
Transaction cost payable, non-current	-	1,100,000
Transaction costs for Waterton Note	-	(2,295,900)
Amortization and accretion of discounts	1,136,200	1,479,400
Replacement of equipment leases with notes	-	567,100
Foreign exchange effect	-	(796,300)
Balance, end of the period	20,385,200	20,636,500
Less: notes payable - current	19,824,100	1,830,500

Notes payable - non-current	$561,100	$18,806,000

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On January 31, 2014, the Company entered into a $22.0 million credit facility agreement (the “Agreement”) with Waterton Precious Metals Fund II Cayman, LP (“Waterton”). The Company used this new credit facility to pay the current liability due Sprott of approximately C$18.1 million, to pay termination fees due Sprott, and the balance was used for general working capital purposes including a reduction in trade payables.

Under the terms of the Agreement, the credit facility is a non-revolving, senior secured facility, that bears interest at a coupon-rate of 10% per annum and matures on the earlier of (i) January 31, 2016 (or if the facility has been accelerated in the event of a default, the date on which Waterton demands repayment), and (ii) the date all amounts owing under the credit facility are voluntarily or mandatorily prepaid in full, without a repayment penalty. On the maturity date, Atna will pay to Waterton (i) a cash fee equal to 5% of the original credit facility, and (ii) an additional cash fee equal to 5% of the credit facility less any prepayments made during the first 12 months of the Agreement. As consideration for structuring the credit facility, Atna paid to Waterton a structuring fee of $440,000 and issued to Waterton 10,000,000 common-share purchase-warrants. Each of these warrants entitled Waterton to acquire one common share of the Company at an exercise price of C$0.25 per common share for a period of three years following the issue date. These warrants were cancelled in November of 2014.

Certain assets owned directly by Canyon Resources Corp, CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. are pledged as security under the Agreement. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee. $4.9 million of the debt was pre-paid in November 2014 upon the sale of CR Reward Corp. The loan origination costs were capitalized and are amortized over the minimum contractual life of the loan facility.

A roll-forward of the Waterton credit facility follows for the first nine months of 2015. Accrued transaction fees, earned upon origination and upon renewal but not payable until termination, are included.

		Transaction
	Waterton Note	Costs	Net
Balance, beginning January 2015	$18,224,600	$(847,100)	$17,377,500
5% fee earned upon 1st annual renewal	856,200	(856,200)	-
Amortization of discount	-	1,136,200	1,136,200
Balance, end of period	$19,080,800	$(567,100)	$18,513,700
Less: current liability net of amortized transaction costs at September 30, 2015			$18,513,700

Waterton note - non-current liability at September 30, 2015			$-

Interest expense on Notes payable follow for the three and nine months ended:

	Three months ended		Nine months ended
	2015	2014	2015	2014
Interest expense	$464,200	$611,100	$1,387,700	$2,100,000
Amortization of debt transaction cost	399,500	415,600	1,136,200	1,056,400
Subtotal interest expense from Notes	$863,700	$1,026,700	$2,523,900	$3,156,400

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10.	Finance leases:

The following provides a roll-forward of finance leases for the three and nine months ended September 30, 2015 and the year ended December 31, 2014.

	September 30,	December 31,
	2015	2014
Liability balance, beginning of the period	$3,162,900	$5,842,800
New leases	-	439,300
Payments applied to principal	(1,416,200)	(2,599,300)
Lease refinanced with note payable	-	(519,900)
Balance, end of the period	1,746,700	3,162,900
Less: finance leases - current liability	1,339,900	1,685,100

Finance leases - non-current liability	$406,800	$1,477,800

Cost of leased assets	$7,352,100	$8,227,600
Accumulated depreciation for leased assets	(4,782,500)	(4,336,100)
Impairment of leased assets	(250,900)	-
Net book-value of leased assets	$2,318,700	$3,891,500

The weighted average interest rate on finance-lease balances as of September 30, 2015 is 4.9 percent, with the range of rates varying between 2.5 percent and 10.0 percent. Interest and depreciation expenses for finance lease obligations and assets follow for the periods ended on September 30th.

	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014
Interest expense	$27,000	$40,300	$98,100	$143,400
Depreciation expense	$152,100	$341,500	$790,200	$1,065,300

11.	Income taxes:

Income tax expense is based on management’s estimate of the expected, weighted-average, annual income tax rate; 0 percent in 2015. This is the blended average of the applicable US federal and state rates. The Company is using the US income tax rate as the applicable statutory rate in 2015, as its primary operations are in the US.

Tax recognized in net income or loss:

	Three Months Ending		Nine Months Ending
	September 30,		September 30,
	2015	2014	2015	2014
Current tax expense	$-	$-	$-	$-
Deferred tax recovery	-	-	-	-
Income tax expense	$-	$-	$-	$-

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Recognized deferred tax assets and liabilities:

There were no deferred tax assets and liabilities as of September 30, 2015 and December 31, 2014. Until the timing and magnitude of future taxable profits becomes clearer, the Company determined that there is not a sufficient probability that future taxable profits will be available to utilize tax loss carryforwards and deductible temporary differences. Loss carryforwards have extended carryforward-periods that do not commence expiry until 2018.

There were changes in ownership in 2008 and 2011, per Section 382 of the Internal Revenue Code. These changes limit the utilization of US NOL’s that existed at the times of the ownership changes. The 2008 change occurred as a result of the Atna/Canyon merger and limits NOL’s existing on that date to approximately $1.0 million per annum. The 2011 change occurred as a result of trading by “5 percent stock-holders” and limits NOL’s existing on that date to approximately $3.6 million per annum. The NOL’s existing on the 2008 change date are subject to both limitations, whichever is more restrictive, while NOL’s generated between the two dates are subject to only the 2011 limitation. These limitations can be increased or decreased due to recognition of built-in gains or losses at the time of the changes as determined under the Internal Revenue Code.

Unrecognized deferred tax assets:

The Company recognizes the benefit of deferred tax assets only to the extent it is deemed probable that future taxable income will be offset by tax losses and deductible temporary differences. As of September 30, 2015, the Company’s unrecognized deferred tax assets attributable to tax losses were comprised of approximately $35.9 million of US net operating losses and $1.5 million of Canadian non-capital losses. As of December 31, 2014, the Company’s unrecognized deferred tax assets attributable to tax losses were comprised of approximately $27.7 million of US net operating losses and $1.5 million of Canadian non-capital losses. There were no unrecognized deferred tax assets attributable to Canadian capital losses. The US net operating losses expire between 2018 and 2035, and the unrecognized Canadian non-capital losses expire between 2028 and 2032. Unrecognized deferred tax liabilities and assets attributable to temporary differences relate principally to differing tax bases in mineral properties.

12.	Commitments and contingencies:

a)	Kendall Mine reclamation:

Kendall is located approximately 20 miles north of Lewistown, Montana. Kendall was developed by CR Kendall Corporation (“CRK”), a wholly owned subsidiary, as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. From 1995 to the present time, the Company conducted closure activities. Water management and treatment at the site will continue for the foreseeable future. Since mine closure in 1996, approximately $16.0 million has been expended on closure and reclamation activities at Kendall.

In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete a final Environmental Impact Study (EIS) closure study. As part of this agreement, Kendall submitted in July 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. In October 2014, Atna was advised by the MDEQ that it had reviewed the Kendall Mine’s amended Closure and Water Management Plan Application and had determined that the amendment application was complete and complied with substantive requirements of the Metal Mine Reclamation Act, relying on the environmental analysis provided in the Kendall amendment application. The MDEQ issued a draft permit amendment and awarded a contract to an independent engineering firm to write the environmental analysis for the final EIS to support the final closure plan. The draft EIS was published for comment and a town hall meeting was held in September 2015. Final comments are due on November 9th, 2015.

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CRK has deposited approximately $2.4 million in a fund with the MDEQ to accomplish required reclamation work. Once a final Record of Decision on the final closure plan has been issued by the MDEQ as part of the Agreement, CRK will create a trust fund to provide for any future operation, and maintenance of water treatment and closure facilities. Funds remaining on deposit with the MDEQ may be utilized in funding this trust. In addition to this deposit/bond, other reclamation bonds totaling $0.2 million and having collateral deposits of $0.1 million are in place for Kendall.

(b)	Surety bonds:

All reclamation and surety bonds are subject to at least annual review and adjustment. Surety bonds not described above for Kendall or below for other properties amount to less than $0.1 million and involve less than $0.1 million in restricted cash as collateral.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via a surety, has posted reclamation bonds with these agencies in the amount of $4.5 million. Restricted cash held as collateral by the surety and related to the Briggs Mine amounts to $1.1 million.

The reclamation bonds posted for Pinson total $1.7 million as of September 30, 2015, and were subsequently increased in October of 2015 to $2.1 million. Restricted cash held as collateral by a surety and related to Pinson currently amount to $0.4 million.

(c)	Property lease commitments:

The Company has entered into various leases for office space and office equipment. As of September 30, 2015, there were future minimum lease payments of approximately $0.1 million per year for all office space and office equipment leases. The current office space lease terminates in May 2021.

The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Minimum advance royalty payments total approximately $0.1 million annually. The mining lease arrangements start with a primary length that ranges between five to twenty years and are renewed at the Company’s discretion.

The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claims on federally owned lands. The Company’s present inventory of claims would require approximately $0.1 million in annual rental fees, however, this amount may change as claims are added or dropped at the Company’s discretion.

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13.	Equity transactions:

The following provides a roll-forward of the Company’s beginning and ending common shares outstanding for the nine months ended September 30, 2015 and the year ended December 31, 2014.

	Number of Shares
	September 30,	December 31,
	2015	2014
Balance, beginning of the period	207,347,362	189,922,144
Option exercises	38,077	35,377
Compensation and payments with Restricted Shares	3,204,711	2,009,841
Equity Offerings	-	15,380,000
Balance, end of the period	210,590,150	207,347,362

See Note 3 for the determination of the fair values of warrants issued, expired, or cancelled in 2014. See Note 14 pertaining to the exercise of options and to options and restricted shares issued as compensation.

On August 22, 2014, the Company completed a non-brokered private placement by issuing 15.4 million common shares for net proceeds of C$2.0 million. Under this agreement, the Company also issued 15.4 million common-share purchase-warrants with an exercise price of C$0.18 per common share for a three-year term. In November 2014, 9,453,991 of these warrants were cancelled, leaving a balance of 5,926,009 warrants outstanding. No warrants were exercised in the nine months ending September 30, 2015 or in the year 2014. The following is a summary of warrants outstanding as of September 30, 2015.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

August 22, 2017	1.90	CAD$0.18	5,926,009
			5,926,009

14.	Stock Option and Restricted Stock Unit (RSU) Plans — Share-based compensation:

Atna has consistently used share-based compensation with future vesting dates to attract personnel, annually reward personnel for performance, incentivize future performance, and conserve available cash. The Company also uses RSU’s with immediate vesting to replace the cash compensation of directors and to replace a portion of the cash compensation of officers.

On May 7, 2013, the Company’s shareholders approved the renewal for another three years of the Company’s Stock Option Plan (the “Option Plan”) and approved a Restricted Stock Unit Plan (“RSU Plan”). Both plans are administered by the Compensation Committee of the Board consisting entirely of independent directors. The maximum number of option and RSU shares issuable at any time is equal to 10 percent of the number of issued and outstanding shares on a non-diluted basis. As of September 30, 2015, there were a maximum of 21.1 million underlying shares available under the Plans of which 13.0 million have been granted and are outstanding. Directors and employees of, or consultants to, the Company or any of its affiliates are eligible to participate in the Plans. The Board may terminate or amend the Plans at any time and for any reason. The Plans do not have a termination date, but according to TSX requirements, all available and unreserved securities must be approved every three years by the directors and shareholders. Barring further amendments to the Plans, the shareholders will next be asked to renew the Plans in 2016.

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The exercise price of each stock option and each RSU is based on, and may not be less than, 100 percent of the fair market value of its common shares on the date of grant. The fair market value is generally determined as the average of the high and low trading prices of common shares on the three trading days before and including the date of the grant. The term of each stock option and RSU is fixed by the Compensation Committee and may not exceed five years from the date of grant. The Compensation Committee also determines the vesting requirements of the grant which may be accelerated at a later date by the Compensation Committee.

The fair values of options with future vesting are estimated on the date of grant using a Black-Scholes valuation model that uses the assumptions noted in the following table. Expected market volatility is based on a number of factors including historical volatility of the Company’s common shares, the Company’s market capitalization, future outlook of the Company, and other fair value related factors. The fair values of RSUs with future vesting are estimated on the date of grant using an intrinsic-value model that uses the assumptions noted in the RSU-assumption table below. The Company uses historical information in estimating the expected term. Future vesting periods have typically been over a two-year period. The risk-free rate is based on the yields of Canadian benchmark bonds which approximate the expected life of the option. The Company has never paid a dividend and will be determining future dividends based on a number of still contingent factors; currently the expected dividend yield is nil. All of the share-based compensation was recorded as general and administrative expense.

The following table provides certain stock option and RSU disclosures for the periods ended September 30:

	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014
Stock-based compensation expense - C$ millions	$0.1	$0.1	$0.3	$0.3
Intrinsic value of options exercised - C$ millions	$0.0	$0.0	$0.1	$0.0
Fair value of awards vesting - C$ millions	$0.0	$0.0	$0.1	$0.0
Cash received on option exercises - C$ millions	$0.0	$0.0	$0.0	$0.0
Unamortized stock-based compensation expense - C$ millions	$0.1	$0.1	$0.1	$0.1

The following table summarizes the weighted-average assumptions used in determining fair values of option grants with future vesting dates during the periods ended September 30th.

	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014
Grant date fair value	NA	NA	CAD$0.06	CAD$0.12
Grant market price	NA	NA	CAD$0.10	CAD$0.20
Common share price at period-end	CAD$0.06	CAD$0.10	CAD$0.06	CAD$0.10
Expected volatility	NA	NA	95%	89%
Expected option term - years	NA	NA	3.3	3.1
Risk-free interest rate	NA	NA	0.6%	1.2%
Forfeiture rate	NA	NA	9.4%	10.2%
Dividend yield	NA	NA	0%	0%

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The following table summarizes the weighted-average assumptions used in determining fair values for the RSU granted with future vesting dates during the periods ended September 30th.

	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014
RSU's Granted	NA	NA	NA	260,286
Weighted Average Fair Value of Awards	NA	NA	NA	CAD$0.16
Market Price	NA	NA	NA	CAD$0.16
Pre-vest Forfeiture Rate	NA	NA	NA	10%
Grant Price	NA	NA	NA	CAD$0.00
Intrinsic Value Adjustment	NA	NA	NA	CAD$0.00

The following tables summarize the stock option and RSU activity during the nine months ended September 30, 2015:

			Weighted
		Weighted	Average	Weighted	Weighted	Aggregate
		Average	Share Price on	Average	Average	Intrinsic
	Number	Exercise	Date of Exercise	Fair Value	Remaining	Value
Outstanding Grants	(000's)	Price CAD	CAD	CAD	Contractual Life	Millions CAD
Balance, beginning of the period	14,687	$0.45	$-	$0.19	2.9	$0.06
Granted	400	$0.10	$-	$0.06		$-
Exercised/Released	(870)	$0.01	$0.08	$0.08		$0.10
Cancelled/Forfeited	(1,264)	$0.57	$-	$0.23		$0.02
Expired	-	$-	$-	$-		$-
Balance, end of the period	12,953	$0.49	$-	$0.20	2.4	$0.01
Vested and exercisable, end of the period	9,242	$0.66	$-	$0.26	1.8	$-
Vested and expected to vest, end of the period	12,741	$0.50	$-	$0.20	2.4	$0.01

15.	Financial Risk Management:

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s inventory and long-lived assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For the third quarter 2015, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively. For the third quarter 2014, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.0 million, respectively.

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The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed. Entering into and managing gold hedges has been limited in the aggregate by counter-party credit agreements stipulating margin lines of $500,000 to $600,000.

At September 30, 2015 and at December 31, 2014, the Company had no forward sales.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may make additional funding temporarily unavailable. The Company may be required to seek additional liquidity from the issuance of debt, convertible bonds, or equity; new lines of credit; asset sales; merger; amalgamation; or by combinations of these. There is no assurance that one or more of these financing activities will be successful, in which case, the Company’s ability to continue as a going concern may be in doubt.

Under the continuing credit agreement with Waterton, certain assets owned directly by Canyon Resources Corp., CR Briggs Corporation, CR Montana Corporation, and Atna Resources Inc. were pledged as security. Covenants restrict equipment financings to $12 million and require Waterton’s consent for material asset sales. The Agreement precludes additional borrowings and guarantees of debt, except for Permitted Debt and Liens, and allows early prepayments without incurrence of a prepayment fee.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. The amounts shown are based on payment obligations and exclude unamortized discounts with which these amounts are combined on the balance sheets.

		Payments due by Period as of September 30, 2015
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$8,692,400	$8,339,400	$353,000	$-	$-	$-
Finance lease obligations	1,746,700	332,800	1,007,100	406,800	-	-
Notes and debt obligations	20,947,500	$446,500	$19,939,900	$558,100	$3,000	-

Total	$31,386,600	$9,118,700	$21,300,000	$964,900	$3,000	$-

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		Payments due by Period as of December 31, 2014
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$5,298,000	$4,736,900	$561,100	$-	$-	$-
Finance lease obligations	3,162,900	388,300	1,296,800	1,477,800	-	-
Notes and debt obligations	21,483,600	509,900	1,320,600	19,653,100	-	-

Total	$29,944,500	$5,635,100	$3,178,500	$21,130,900	$-	$-

Capital management: The primary objectives of the Company’s capital management are to maintain healthy cash balances and healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage cash and financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 45 percent at September 30, 2015 and 35 percent at December 31, 2014. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing cash, debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A foreign exchange gain of $2.3 million was realized in the first quarter of 2014 upon settlement of a debt obligation of C$17.5 million. Other than for this debt, retired in the first quarter of 2014, the Company’s assets, liabilities, revenues and costs have been primarily denominated in USD, and are not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Fluctuations in foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

Pinson Underground sells ore and generates trade receivables that give rise to credit risk. Pinson has contracts to sell oxide and sulfide ores to Newmont Mining Corp. with 90 percent of the sales-price being payable within 10 days and the 10 percent balance being due within a month. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation, who will also buy the resultant doré under agreed upon terms.

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Hedges, including forward sales of gold, expose the Company to a credit risk from non-performance by the counterparties under the contract. To date, the Company has undertaken little credit risk with counterparties for hedges, however this risk may increase in the future to the extent more hedging is undertaken or prices of the underlying commodities vary more dramatically during the term of the hedges. By agreement with Waterton, the Company will not enter into hedges exposing it to more than a cumulative $1.0 million credit risk.

Equity securities price risk: The Company has immaterial exposure to equity securities price risk because of immaterial investments held as available-for-sale.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

16.	Cost of Sales:

Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties (if any), and mine-site depreciation, amortization and depletion. Period costs, expensed as incurred and reported separately from cost of sales, include exploration expenses, property-maintenance expenses, holding costs, corporate office costs, impairments of non-current assets, business development costs and other costs not associated with the production process. All mine-site costs including depreciation, amortization and depletion are included in inventory and relieved to cost of sales when products are sold.

The following is a reconciliation of mine operating costs to cost of sales for the periods ended September 30th.

	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014

Mine operating costs, excluding depreciation and amortization	$7,927,000	$7,581,100	$27,434,200	$25,338,400
Decrease (increase) in gold inventory, excluding depreciation and amortization	2,996,900	772,200	2,274,200	(98,200)
Production related depreciation and amortization	1,478,000	2,080,500	5,332,300	5,786,900
Adjustments of inventory to net realizable value	1,508,600	868,100	6,974,000	1,131,500
Total cost of sales	$13,910,500	$11,301,900	$42,014,700	$32,158,600

17.	Earnings per share:

The Company computes earnings per share (“EPS”) by applying the provisions of IAS 33. Common share equivalents, which include share options and warrants to purchase common shares, for the three months ended September 30, 2015 and September 30, 2014 that were not included in the computation of diluted EPS because the effect would be antidilutive were 18.4 million and 27.7 million common share equivalents, respectively. Common share equivalents, which include share options and warrants to purchase common shares, for the nine months ended September 30, 2015 and September 30, 2014 that were not included in the computation of diluted EPS because the effect would be antidilutive were 18.1 million and 22.3 million common share equivalents, respectively. Because the Company reported net losses for the three months and nine months ended September 30, 2015 and September 30, 2014, the inclusion of common share equivalents would have an antidilutive effect on per share amounts and consequently, the Company’s basic and diluted EPS are the same for the three months and nine months ended September 30, 2015 and September 30, 2014.

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18.	Exploration and property-maintenance expenditures:

Expensed exploration relates to the costs of locating, defining and evaluating projects that may develop into mineral resources. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralized material. Maintenance expenses for non-operating properties include costs of maintaining land and mineral leases, costs of water disposal or treatment, and personnel costs.

The following schedules provide details of the Company’s exploration and property-maintenance expenses for the periods ended September 30th. The Company did not recognize any capitalized exploration in these periods; however, $256,600 of costs incurred in 2014 for the Mag Pit study was capitalized as development in the third quarter of 2014 upon the successful completion of that study and given the expectation of deriving future benefits from that study.

	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014
Exploration expenses
Briggs	$1,400	$1,900	$72,100	$108,400
Pinson	4,500	(253,000)	45,400	41,300
Columbia	9,700	17,600	36,100	69,800
Reward (Sold in November 2014)	-	500	-	8,500
Other	(1,400)	2,200	3,000	69,400
Total exploration expenses	$14,200	$(230,800)	$156,600	$297,400

	Three Months Ended		Nine Months Ended
	2015	2014	2015	2014
Property - maintenance expenses
Reward (Sold in November 2014)	$-	$25,400	$-	$130,200
Pinson	-	86,100	-	574,000
Total property-maintenance expenses	$-	$111,500	$-	$704,200

19.	Foreign Exchange Gain in First Quarter 2014:

In the first quarter of 2014, the Company recognized a foreign-exchange gain of $2.3 million. The gain was realized via the retention of cash upon settlement of the loan with Sprott, denominated in Canadian dollars. The Sprott loan was repaid via the use of funds borrowed by Canyon Resources Corporation, denominated in U.S. dollars, from Waterton. The Company has limited other exposure to foreign exchange rates. $1.5 million of the gain had been recognized in prior periods as Other Comprehensive Income (“OCI”) based on mark-to-market differences. This $1.5 million was reclassified from OCI to Other income in the first quarter of 2014. The Consolidated Statement of Cash Flows includes this gain within the financing section.

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